EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces the Closing of the Acquisition of the Arkansas Water Distribution Utility Assets

OAKVILLE, ON, Feb. 1, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN) today announced the closing of the acquisition of the regulated water distribution utility assets located in Pine Bluff, Arkansas from United Waterworks Inc. The acquisition by its subsidiary was originally announced in August 2012 and final regulatory approvals were received in December 2012.

Consideration for the utility purchase was approximately U.S. $27.6 million representing a multiple of regulatory assets of approximately 1.16x, plus working capital and closing adjustments. The regulated water distribution utility provides water service to over 17,000 customers in the state of Arkansas.

“The acquisition of the Pine Bluff water utility provides the opportunity for Liberty Utilities to participate in the supportive Arkansas regulatory environment,” commented Chief Executive Officer Ian Robertson. “The continued expansion of our regulated utility business footprint in the US will deliver enhanced stability in our earnings and cash flows.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business provides water, electricity and natural gas utility services to more than 350,000 customers through its nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

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For further information:

Algonquin Power & Utilities Corp.

Saira Husain, Communications

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 11:49e 01-FEB-13